Filed by Silicon Valley Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

The following is a transcript of the August 19, 2026 The Post-Quantum World Podcast interview between Dr. José Rosas-Bustos, Chief Executive Officer of EigenQ, Inc. (“EigenQ”), and Konstantinos Karagiannis, The Post-Quantum World’s host, in which the proposed business combination by and between Silicon Valley Acquisition Corp. (“SVAQ”) and EigenQ is discussed.

The Post-Quantum World Transcript

Dr. José:	It would be very naive to think that if you are upgrading only your ciphers and you are keeping pseudo randomness as the input of your cryptographic value chain, that the attacker will be very gentle to only use one algorithm to attack your system.

Konstantinos:	RIP-and-replace is unfortunately going to be a part of PQC migration, but one company is trying to save at least some servers from becoming e-waste with a plug-and-play solution. EigenQ boards combine quantum entropy with NIST PQC algorithms. Find out how practical quantum hardware is solving real world security challenges today in this episode of The Post-Quantum World. I'm your host, Konstantinos Karagiannis. I lead quantum computing services at Protiviti, where we're helping companies prepare for the benefits and threats of this exploding field. I hope you'll join each episode as we explore the technology and business impacts of this post-quantum era. Our guest today is the CEO of EigenQ Dr. José Rosas. Welcome to the show.

Dr. José:	Thank you for having me, Konstantinos.

Konstantinos:	Yeah, before we dive in, I guess if you just want to spend a moment to let listeners know a little bit about your company.

Dr. José:	Yeah, so we are an applied quantum technologies company. We specialize in photonics and nowadays we're trying to take, an aim of different kind of problems being cyber security and performance, the first one that we're tackling using quantum technologies itself.

Konstantinos:	Yeah. And it's and it's one of those use cases that kind of caught my eye. I know you guys have some new accelerator boards that came out?

Dr. José:	Yes.

Konstantinos:	And maybe you could talk about those. I guess the promise is to make old technology servers PQC ready without just throwing the servers out, right?

Dr. José:	Yes. And it's an interesting challenge. We have around 30 trillion dollars worldwide in infrastructure that actually at some point they will have to be renewed. But while we are waiting for these new versions, we have to do some sort of retrofit and, it's a huge challenge because it's technology that was not been designed to actually to manage these workloads, and they have different form factors and they are usually long-life devices and they are part of our critical backbone on our economy. So, it's something that we need to take care of. So, as part of that we have been designing different form factors that go into different part of this infrastructure in an attempt to retrofit them as soon as possible.

Konstantinos:	So, you take, let's say a legacy Xeon server or an Epic server, and you install a board and then that board offloads the cryptographic workload.

Dr. José:	Yeah. So, what happens in the market is that the quantum thread has been a moving target and people were developing solutions that they thought that being ready by 2040 will have been enough in the market. So, it's all these brands that kind of like, you know, they have the resources the incentive to create the solutions, but in allocate resources take a long time. So, everyone was ready by 2035 to put something in the market that is native to their platforms. And then all of the sudden then we were start hearing about 2033, 2030, 2029 and 2027. So now you have this gap in the market that, we know that down the road we're going to be okay, but the challenge is what we can do in the interim without modifying actually the motherboard or the platform itself. So, so in a particular case we come up with a solution that are very similar to other platforms. But a particular solution that we came up for the Xeon platform is, was, is, there any port that we can use that will be easy to plug something that actually will present the solution to the operative system and the platform and will make that platform compliance without replacing the motherboard itself. So that's kind of like you know the engineering challenge that we have, and we created a couple of form factors that nowadays are integrated in a standard PCI boards, that where you're able to mix quantum technology itself with conventional cryptography and post-quantum cryptography, and those boards actually act as an anchor for the full stack because, there is software and library solutions as well, but it provides a full stack upgrade to those kind of platforms.

Konstantinos:	So, you're using like PCI boards or something to basically…

Dr. José:	So basically, the solution actually when you looks like and that is the reason, because partners like HPE and others have been selecting us, is because the solution is practically is a plug-and-play solution. So, they follow their own manufacturer. When you are building a server, you usually work with different providers like RAM memory, RAM providers, hardware providers and the like. They usually go into a manufactured facility when they assemble all of these devices together into what is going to be a server. And we just piggyback in that value chain and then we were saying, “listen this is just another component that you will have to integrate as part of your process, not changes on your motherboard, and you will plug this, upgrade the firmware, and it's just going to work.” And that was our value proposition, kind of, you know, almost two years ago and they were like, “that sounds complicated, we believe that you will not be able to pass the internal security of the platform,” or they were saying kind of, like you know, “stuff is going to be very difficult to make it compatible.” So it was not a well-received idea at the beginning, but after a while it's just become the logical thing to do. And after a year and a half we were able to actually launch the first versions commercially this on June 17th,in Vegas. The first server that had this quantum assistant capabilities already integrated by the manufacturer itself. Yeah.

Konstantinos:	I mean they're high throughput slots because that's where you're supposed to put like a RAID controller, or something like that, right?

Dr. José:	Yes.

Konstantinos:	To get those servers to handle a lot of throughput. So, what kind of engineering bottlenecks were there? I mean, so we have, do you have some kind of, what kind of like processor and everything is handling the math for ML-KEM, ML-DSA? Like basically that's like a combo question, I guess.

Dr. José:	So, so, so what happens is like at the end, what you realize that these kind of solutions are, the need for a hardware comes from different reasons and, of course in a platform you have a processor that is already dedicated for, you know, conventional workloads, but that workloads actually are accessible for the whole operative system. If your operative system gets compromised, chances are that the cryptographic that belongs in that server will be compromised as well. So, in addition to that, the engineering challenges was how we can get a quantum phenomena integrated in conventional silicon. So, you have a normal PCB board, and we wanted to have a quantum mechanic phenomena that could live in that PCB board as the anchor of security for the whole value chain. So, and then we're discussing here quantum entropy. We are discussing that the only thing that a quantum adversarial will not be able to predict with a deterministic approach, it would be if you have a quantum entropy phenomena. So, the challenge is that how you put a quantum entropy phenomena in a conventional PCB board that is connected to a PCIe card. So that is the first challenge. The second challenge is how do you use that to leverage and enhance all the cryptography that you have down the road? ML-KEM or kind of, like, you know, the other PQC ciphers. How you connect those two to create a unique solution? And this is what we offer - that is a quantum entropy mixed with post-quantum cryptography ciphers in a trustless solution that is a plug-and-play solution. So then in order to achieve that then you have many, many challenges to overcome. Yes.

Konstantinos:	So, you're not providing just the ability to run lattice-based math faster, you're also providing random number generation.

Dr. José:	Yes. Quantum random generation based on quantum entropy. And so, the conjunction of those two is actually what create the most probable secure quantum resistant approach. It would be very naive to think that if you are upgrading only your ciphers and you are keeping pseudo randomness as the input of your cryptographic value chain, that the attacker will be very gentle to only use one algorithm to attack your system. So, there is a lot of people that are only concerned about attacks made by source algorithm, and this is basically increase the factorization, or decrease the factorization time of prime numbers. But in a quantum computer you can use Grover algorithm that basically is able to diminish the time by half of sorting any random set of data. So, the attacker will use conventional attacks. It will use conventional devices. It will use multiple quantum algorithms in the quantum devices, and it will perform an attack that is at different parts of the value chain of the cryptography. Not only on the cipher. But the at the beginning, the industry was only focus on “let's upgrade the cipher.” But that is the same thing as putting “1 2 3 4” in as your password. It doesn't matter what is the encryption that you're using to store your password. If your password is “1 2 3 4,” is still a weak solution.

Konstantinos:	Yeah. Yeah. To detangle a little bit for listeners. Right. So, with Grover's algorithm, that's an attack against a key search basically.

Dr. José:	Correct. Yes.

Konstantinos:	So, and it doesn't really have the time. What it does is it has the number that's the exponent. So, for example, if it's 2 to the 128th searches, it's 2 to the 64 searches. That's not really half, but it in terms of time, it's it just makes it like smaller. So, you're concerned here with not only replacing the old ciphers, like factoring numbers, difficulty to lattice base for those applications, but you're also adding the ability to use random number generation and other kinds of application layer, uh…

Dr. José:	In conjunction. It has to be in conjunction. Yeah. So.

Konstantinos:	So, is there like an SDK? Is there something to fully enable the board because you know otherwise it might just…

Dr. José:	Yeah. So also like the same board also comes part of the value chain of the root of trust and the secure boot as well. So, when you're booting the server, usually, the base platform will have certain level of security like a secure boot. Then we have signatures that goes into the board. And then the board itself also allows to have a virtual quantum resistant TPM that becomes part of the secure boot and also allows you, before presenting to the operative system, to have quantum resistant public key infrastructure signatures that will sign the device before the device even start and is presented into the operative system.

Konstantinos:	I was going to ask you about that because without TPM2 you're open to all sorts of attacks.

Dr. José:	Correct.

Konstantinos:	So, you're injecting into that boot part of the bootloading.

Dr. José:	Correct. Correct. And then after that you present to the operative system, a fully integrated platform that is replacing the quantum the default randomness with quantum randomness. And in addition to that you have libraries that provide the post-quantum cryptography ciphers to the operative system. And then, in certain solutions we go up and even we provide an application layer for example a VPN client that is already using the stack that is below, or we provide the libraries the SDKs and the use of the replacement of the virtualized quantum random number or the conventional quantum random numbers. So then for example hypervisors or web servers and other applications can feed from these from these new resources that are presented at the operative system level.

Konstantinos:	Oh wow. Okay. So there definitely is software that will have to run in the machine for the user level user, land, right.

Dr. José:	Correct. It’s the framework and then the in the application layer there are libraries, SDKs and the like and there is also API services because one of these servers for example can fit a cluster of servers. So sometimes you cannot upgrade all the servers and put a cart in in each of them. Sometimes you will be able to add a new server to that cluster and then the others can fit through a secure channel through an API in a local network. So that's it's different kind of architectures that we do for deployment.

Konstantinos:	Interesting. So, you'll be able to protect applications running on other servers that way, but you wouldn't be able to do the integrated boot process obviously.

Dr. José:	Correct. Correct. And it's and it's of course is dependent of the level of paranoia for example some sometimes you have for example air gap solutions that actually they have a gateway so basically, it's good enough to have the gateways or the in and out of that secular environment to be protected because you actually sure that there is no other way that there is physical access to those devices. But then you have other scenarios when we have other form factors when you have devices deployed in tactical environments like drones or UAV and the like that for sure they are going to be intervene. So then in that scenario you want to have kind of like you know root of trust, secure boot and the like that is quantum resistant not the conventional.

Konstantinos:	Yeah. Yeah. This is this is really interesting because it sounds at a glance like you're just dealing with offloading some of the cryptographic processes, but you're really adding new layers of functionality to the machines that never were there.

Dr. José:	Totally. And also, like we go even up, for example, the endorsement and the relationship that we're having now with certain partners and the collaboration we have with AMD and Intel allow us to run our workloads in the trusted execution environments of the CPUs. So, it's not even that you, we run a piece on the boards but then also we run part of the workloads of the value chain of the cryptography in the secure areas of the CPU that is available in the hosting machine. And we can do that for very small devices, and we can do it also for data centers, and CPUs as well. So, then you have a solution that is protecting from the workloads that runs in the CPU all the way down to the secure boot in integrated in that value chain. So that create a full stack optionality depending on the application.

Konstantinos:	So, I would imagine there's an extra level of, upgrade needed right going forward. You're going to have like firmware updates for your board then that need to be applied.

Dr. José:	So, so yeah, so kind of like you know going forward what we have seen in the market is that the vast majority of the next generation solutions are going to be SOC based basically silicon based a system on chip will have these properties and then in that world you have a trade-off that is cost and basically performance versus the problem that the ciphers are going to change over time and whatever you are putting in your silicon today might not meet the long-life devices certification that actually you may need for this kind of solution. So, what happens with post-quantum cryptography and quantum resistant tech this is the ultimate crypto agility challenge. There, is no algorithm that will be proven for the next 20 years. Like future proof. And many things will change - the size of the keys the algorithms itself so I believe that the industry is moving too quickly into silicon, and that could be a mistake. But this is what we are seeing there. And the approach that we are taking is an approach that is more in the middle ground. So, an approach that actually allow us to upgrade the ciphers. So actually, in our road map even the board is a physical board we created in a way that we can upgrade the firmware and certain components of the board over the air with the understanding that the parameters of the ciphers may change that the ciphers may change itself down the road. So, as I was saying before like, this is, is the term is called a dynamic hardware reconfiguration and this is kind of like it's a new paradigm in in terms of hardware itself is an old paradigm that actually is taking a new breed because of this challenge but there is no other way around if you want to do crypto agility.

Konstantinos:	So, you're not tied to lattice-based math.

Dr. José:	No.

Konstantinos:	If for some reason we went to multivariate or code-based or whatever you guys would just adapt.

Dr. José:	Correct of course you know the challenges are going to be like at some point the hardware has limited resources and then like if we are increasing the size of the keys and is a thousand times bigger you of course there is certain things that you will not be able to do. But by the same token, it's as I was saying before is we even today we already started a new NIST batch with potential new ciphers. So, it's we're not even implemented the lattice-based ones and we already have entering a new phase when we may select others and then you have for example other parts of the world like China that is creating a totally different approach about quantum resistance ciphers and technology. Yeah.

Konstantinos:	Yeah. ISO standardization of classic McEliece, for example.

Dr. José:	Totally. So, so then kind of like you know as a company if you have a global reach kind like you know the understanding of having a very specific silicon - a silicon based solution it will take like between two to two years and a half to develop and to stabilize the silicon and then you have the reduction of the form factors and then you have the integration in the platform itself. So, it's a three to five years process and it's very likely that in that time frame you may have another cipher out there.

Konstantinos:	Yeah. And now we have the accelerated timelines because of executive orders and everything.

Dr. José:	Yeah.

Konstantinos:	And people need to migrate. It's literally written in the order that we need to migrate, and we might have another one to consider before the migration even completes.

Dr. José:	Correct. Correct. So, then we have kind of like you know these discussions that we have among like the security expert because there is always this conflict about compliance versus actual security. So, on one token like you have the mandates and then you need to be compliant but because you need to be compliant you may be choosing a solution that actually is less secure. So, compliance and security are not things that actually go in tandem. That could be actually hitting each other, in certain cases. So in as us as a company our decisions actually has to be made and in taking into consideration these two worlds that you need to have a world where you need to allow compliance but at some point, our solution was seen by experts to be over the top and kind of like you know too secure for what the use case was at the time. As the market move on, they were like “oh, this makes sense,” then kind like you know, “oh, and this is kind of like you know the proper way to do it.” So, we're very lucky to be a little bit paranoid in that sense than that the market move in that direction.

Konstantinos:	Yeah. And then things can change for reasons that have nothing to do with security like the CMMC.

Dr. José:	Totally.

Konstantinos:	In US security was suspended a couple of weeks ago as we record this because of budget issues like basically.

Dr. José:	Yes. No totally.

Konstantinos:	So, who knows what's going to happen because of that.

Dr. José:	Who knows what going to happen? So, and it's like and at the same time kind as you know you have the fundamentals of security kind of like you know there are solutions that are better than others that there is no question about that this understanding of the community about that. But then when you hit the commercial piece you hit things like cost and you hit things like “well why we will do this if there is no requirement.” So, and then “why we will do this if there is no need to compliance.” So, then you have these drivers that actually kind like you know are pulling a solution into a different direction and then you need to find kind of like you know sort of a middle ground that create a product that is commercially viable. This is a challenge in many industries. Telecommunications now for example they have a huge challenge with the eSIM provisioning. The eSIM provisioning is a process that is not quantum resistant that requires a whole ecosystem to change and where are the incentives to do it?

Konstantinos:	Yeah, that it's not like there aren't a lot of mobile devices, right? Come on. I mean that's really bad the eSIM provisioning.

Dr. José:	No, but there you have it. It's like kind of like you know so but there of course at some point is going to hit a compliance issue and when they hit a compliance issue because of a regulation then you're going to have an incentive but from the security perspective the eSIM technology is the most popular technology that is growing that is creating the most accelerated footprint and is the one that actually is vulnerable to quantum attacks in the provisioning of the electronic SIM so that from the security perspective that will be the first one that I will as humanity I will say well that is the first problem that we need to solve.

Konstantinos:	So are you, I was going to ask if there were certain areas that have a steep compliance curve to face and you just offered this one. Are you planning some kind of solution to help that problem?

Dr. José:	Yeah. So, so we got invited to join the GSMA. And we are in the process to see if we are going to qualify for their acceptance. The GSMA is the group that congregate the vast majority of the telecommunication companies of the world. And we had developed some solutions. There are many groups that are actually been working on solutions to this particular problem. So, I will say it's not the lack of solutions, it's the lack of incentives. So, in that case, telecommunications is a very regulated industry. So, you have the standards, but the standards usually are driven by the community. Community is creating the standards. Nevertheless, if a government says, “listen, you need to fix this stuff,” that is going to accelerate a timeline. Otherwise, it could be sitting there 20 years. In a highly regulated environment that will take a lot of effort without commercially driven incentives.

Konstantinos:	Do you guys play at all on the other side of this whole problem? The helping identifies your existing vulnerabilities like right now we know like with example, Executive Order 14412, by September, high, value assets those have to be, taken care of with CBOM, cryptographic bill materials, all that good stuff. Do you have any kind of way to provide insight on that side too?

Dr. José:	So, we have actually it's funny enough that we have partners that approach to us to do two things. So, one thing is that they are offering to discover quantum vulnerabilities, but they are not themselves quantum resistant. So that's kind of you know one of the kinds of like you know approaches that we have on companies that are coming to us and creating that. The other one is that we have a quantum resistant public key infrastructure that actually becomes very handy for the CBOM and the other parts of the discovery and certification itself. So those other collaborations that we're having as well with companies that provide those services. We as a company we are not into that business but, we collaborate very tightly with the ones that actually are doing that because they become at the end they become a part of our pipeline. They are discovering potential customers for us. So, it's a very synergetic relationship that we have with them.

Konstantinos:	And don't be too hard on partners that aren't post-quantum ready because even with the executive order as aggressive as it is, it even says that to be a contractor, you don't have to be PQ ready until 20-something.

Dr. José:	Yeah, correct. Correct. But what I was saying is like they're not driven by compliance. They're driven by their marketing efforts. They say, well, I'm selling this service, so at least I want to claim kind of, you know, that I have certain quantum resistant capabilities.

Konstantinos:	Yeah, that's true. Eat your own dog food or whatever the expression is. So I wanted to ask, you guys have a huge, $3 billion SPAC merger?

Dr. José:	Yeah.

Konstantinos:	Right. So how is this influx of market capital shifting your scaling strategy?

Dr. José:	Yeah. So, we entered and announced a de-SPAC transaction actually it was on June 17th in in Vegas concurrent with this launching this product along with HPE. So, it was a busy week. Yeah. So, of course, you know, everything is subject to SEC review and the like and there is many things that could go wrong in these kind of transactions, but we're targeting to, to try to complete the transaction by the end of the year and I will say in terms of and how this story fits with other stories is that being a quantum company that is chasing the computing infrastructure itself is kind of like a very unique story. Like in our road map, we have a quantum artificial intelligence, quantum communication and a quantum platform itself. But we make this conscious decision to create building blocks and put products in the market that actually allow us to capture revenue and then use that as a building block for the next phases. The market recognized a lot of value on that story. I think that it was a, it's been appreciated as a different way to do it compared to I mean there is kind of you know more than 11 companies that are public already that play different parts of the role in in the quantum ecosystem and each of them are being successful because they make a conscious choice on a particular problem in the market and I think we took a page from that book and we made our choice to specialize in this particular problem and fortunately the market is moving that direction.

Konstantinos:	So, I was thinking about your general approach before this interview and if you're doing plug-in boards to help remediate older hardware eventually that older hardware will end of life anyway. I mean people are going to stop using it eventually. So, I assume then your plan is to transition to other types of technologies and plugins and maybe does any of that center around like this idea of the quantum internet for example like do you envision adding boards that help communications or security protocols there?

Dr. José:	So, in our case, the way that we see it is that we love the computing infrastructure vertical. The computing infrastructure vertical globally is around 462 billion in revenue per year. So, any penetration percentage that you can do in that particular vertical actually are very attractive numbers.

Konstantinos:	Yeah. Of course. Yeah.

Dr. José:	And then you have like this retrofit opportunity. it has a window that might last three years. And it may have a tail but let's say we can assume that is three years. The actors that that play a relevant role in in this vertical I think that around 10 of them and those are the ones that actually are incumbents and they are trying to get an edge against what could be a potential future quantum computing infrastructure. So, then you have all these other companies that may or may not working with these actors that are developing something that may or may not disrupt the computing infrastructure itself down the road. So, in our case, we decide to partner up with the incumbents and provide them solutions that will give them an edge against the potential quantum threat in the business side to their dominance position. So, in that sense the first product are effectively quantum cyber security and compliance that we call. The second vertical that we have is quantum artificial intelligence and performance. So, it's a series of products that we expect to put in the market by the end of 2027 that are designed using photonics and other quantum technologies to optimize different parts of the workloads of the computing infrastructure. The beauty of it is that it's the same actors. We already establish a relationship. We already have the endorsement. We already help them, you know, to have an edge in the cyber security and compliance. We know that the next big problem that they have is artificial intelligence workloads and performance in general. So, our next generation products are still working with them and to help them to have a quantum edge by using our devices and integrating our devices in their platform.

Konstantinos:	So, I'm assuming you can't give too much away right now, but I think it sounds like, correct me if I'm wrong, it sounds like you're trying to do the whole quantum for AI thing without throwing an actual quantum computer at it.

Dr. José:	Correct. Correct.

Konstantinos:	Like you're going to take pieces of it that a device can just like with, QKD, you don't use a quantum computer. You use diodes or whatever you know. Yeah.

Dr. José:	So, so exactly I think you got it right. And the ones that we can discuss not specifically on the road map, but we can discuss in general that you can get the example of analog devices. So analog devices in the past you will be able to solve fluid dynamic problems or differential equations by tuning certain physical phenomena that by just tuning some knobs will give you a solution of a very complex mathematical problem. So, uh when you have these not the universal quantum device, but when you have a purpose-based device you can apply the same logic. There is certain problems that actually the quantum devices may solve way more efficiently than conventional ones. In our overall architecture though is not a rip-and-replace again kind of like you know we're not against the conventional silicon. We are very utilitarian in that sense. We take the same approach that we're taking now for this next generation. We are using as much as we can the existing resources and we are just trying to complement that with these specific devices that will help in that particular problem.

Konstantinos:	No, that's great. I love the idea of zeroing in like that. It it's such a common misunderstanding in the world that whenever quantum numbers are reported and benchmarks are reported like the famous Willow operation. Yeah, everyone thinks that that applies universally in some way like random circuit sampling. It's like, “whoa, a quantum computer was better at random circuit sampling than a classical computer.” Well, yeah, of course, because it's just simulating what it is really, you know. Yeah. So, it's like, so it is smart to target what it's actually capable of doing.

Dr. José:	Correct. Correct. And it's like as you know one of the things that is interesting that if you think about it a little bit you know the quantum devices itself you know they were envisioned like hundreds of years ago almost at the same time when the von Neumann architecture actually was envisioned. The reason because we ended up with the silicon is that we were be able to build the transistor on the silicon that actually will enable us to deploy a Neumann architecture. But then down the road, kind of like you know it took us a long time to actually find a way to implement quantum phenomena itself. But those ideas are not new. Kind of you know they're very kind of you know mature ideas.

Konstantinos:	Yeah. I mean quantum mechanics was formulized over 100 years ago now. Yes. I mean it's not it's not exactly a new concept.

Dr. José:	Correct. Correct. So, it's an interesting time that we are living because like you know like we are able to build things that actually can complement conventional but human architectures with quantum devices and in the process, you can create these amazing advantages. So this is it's a very unique situation that we are.

Konstantinos:	Everyone's interested in that space for sure. Everyone wants to know, can a quantum computer be paired up somehow to help along the workloads of AI? And I would be very interested to see what you guys come up with next. So, thanks for giving me that tiny little sneak peak.

Dr. José:	Next year you're going to hear from us a little bit, maybe earlier. I think we're going to, we're planning to make some announcements maybe like by mid next year. But, yes, it's a problem that we're working on it a very interesting problem. It's like and also like going into is the expansion on this is goes into networking and then finally in something that we call that is distribute quantum platform. So, we don't believe in a single quantum computer. We believe that you are going to have many devices deployed in different parts of the ecosystem and then the next challenge is to interconnect those devices and after you have that you have a distributed quantum workload network that act as a platform. So, and this is all complimentary because you still have kind like photonics is the most advanced communications of the world. The delta between photonics and quantum photonics is a problem that we are addressing. And it's a very interesting problem because we have so much infrastructure that is already being deployed. And then you have the problem of processing as well. But all of that goes into a natural progression where we did this in the past. You have amazing devices. The next thing you want you interconnect them and then after you interconnect them you want them to work together. This is just a logical process that we're following in our road map.

Konstantinos:	Yeah. Interconnect is critical and anything that could be done over telecommunications networks that exist. Of course it's a no-brainer. Yeah.

Dr. José:	Yeah. So, it's like and then now you have all the you know the workloads coming into space as well kind and then guess again. What is your use to communicate that? Well, you use photonics again. Uh you have radio frequency and photonics and then you are having more workloads going into space. So, at the end I think if you take into consideration the amount of capital that is invested in infrastructure and you find a way to use those rails to deploy your solution, I think you are on to something.

Konstantinos:	Great. So, I guess I will be having you back on in 2027 with at least something that improves the whole quantum for AI situation. So.

Dr. José:	Yes.

Konstantinos:	The challenge is out there, so you have to accept it. [laughter]

Dr. José:	Totally.

Konstantinos:	Thanks so much for coming on, Dr. José.

Dr. José:	Thank you very much and thank you for having us.

Konstantinos:	That does it for this episode. Thanks to Dr. José Rosas for joining us to discuss EigenQ and thank you for listening. If you enjoyed the show, please subscribe to Proiviti’s The Post-Quantum World, and maybe leave a review to help others find us. Be sure to follow me on all socials @KonstantHacker. That's constant with a “K”-Hacker. You'll find links there to what we're doing in quantum computing services at Protiviti. You can also DM me questions or suggestions for what you'd like to hear on the show. For more information on our quantum services, check out Protiviti.com or follow Protiviti Tech on X and LinkedIn. Until next time, be kind and stay quantum curious.

About EigenQ

EigenQ is an applied quantum technology company building the trusted infrastructure for the Quantum Era. Headquartered in Texas, USA, the Company develops and commercializes foundational technologies across quantum security, communications, networking, and sensing - helping public and private sectors globally prepare for a future shaped by quantum computing and AI.

Working alongside a global ecosystem of OEMs, technology partners, and industry leaders, EigenQ today delivers deployable, market-ready solutions that combine post-quantum cryptography, quantum-derived entropy, hardware-rooted trust, secure identity, and cryptographic agility to strengthen existing digital infrastructure.

EigenQ has entered into a definitive business combination agreement (the “Business Combination Agreement”) with Silicon Valley Acquisition Corp. (Nasdaq: SVAQ). Upon completion of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), the combined company is expected to trade on the Nasdaq Global Market under the ticker symbol “EIGQ,” subject to shareholder approval, regulatory approvals, and other customary closing conditions.

For more information, visit www.EigenQ.com.

About Silicon Valley Acquisition Corp.

Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) is a publicly traded special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses.

For more information, visit https://svacquisitioncorp.com.

Important Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of SVAQ for their consideration. A registration statement on Form S-4 (as may be amended, the “Registration Statement”) is expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) risks that the Business Combination disrupts current plans and operations of EigenQ; (9) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (10) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (11) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (12) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (13) costs related to the proposed Business Combination; (14) changes in applicable laws or regulations; (15) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (16) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (17) any downturn or volatility in economic conditions; (18) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (19) the impact of pricing pressure and erosion; (20) supply chain risks; (21) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (22) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (23) EigenQ’s estimates of its financial performance; (24) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; (25) and those factors discussed in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this press release. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Participants in Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

MEDIA CONTACTS

EigenQ Media Relations
Contact@EigenQ.com

EigenQ Investor Relations
IR@EigenQ.com

###